MEGALITH FINANCIAL ACQUISITION CORP

60 E 42ND ST RM 3110

NEW YORK, NY 10165

August 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Att: John Reynolds

Re:	Megalith Financial Acquisition Corp

Registration Statement on Form S-1

Filed July 20, 2018

File No. 333-226270

Dear Mr. Reynolds:

Megalith Financial Acquisition Corp. the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 8, 2018 regarding Registration Statement on Form S-1 previously filed on July 20, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Risk Factors, page 27

We may seek business combination opportunities with a financially unstable business,

1.	Please reconcile your disclosure about pursuing certain merger targets with your assertions at pages 2 and 72 suggesting that you intend to pursue “fundamentally sound” business combination targets.

We respectfully inform the Staff that, while we currently intend to focus on and identify potential business combination targets that are fundamentally sound, the risk exists that we may not be able to identify and close our initial business combination with such a target. Thus, we believe risk factor disclosure to that effect is appropriate.

Proposed Business, page 72

2. Please provide us with supplemental support for your newly added disclosure suggesting that your Executive Chairman nominee has a long “track record … in leading publicly traded companies that have outperformed the market at 3, 5, 10, and 15 year benchmarks” and for the similar statement which appears at page 2 referencing “returns that outperformed all relevant benchmarks, including the S&P 500, the Dow Jones Industrial Average and major banking indices over 5, 10, and 15 year periods.”

We will supplementally provide the Staff with the requested backup information.

Exhibit 23.1

3. Please obtain and file a revised consent that correctly refers to the date of the report issued by your independent accountant (i.e., July 20, 2018).

We have obtained and filed a revised consent per the Staff’s comment.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Samvir Sidhu
Samvir Sidhu Chief Executive Officer

Cc: Stuart Neuhauser, Esq.